Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

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The following email was sent to all Corgentech Inc. employees for automatic delivery on Monday, September 26, 2005 at 3:01 AM (PST)

From: John McLaughlin

Sent: Friday, September 23, 2005 7:47 PM

To: Corgentech

Subject: All Employee Meeting

Dear All,

For several months, we have been analyzing various products and/or companies that could represent important medical and commercial opportunities. We were seeking products in Phase 2 or later stages of clinical development. I’m pleased to announce that we have agreed to merge with AlgoRx, Inc. AlgoRx is a very exciting private company located in Secaucus, New Jersey and Sunnyvale, California with three programs focused on pain management. Their lead product is being studied in two Phase 3 trials, which are fully enrolled and for which data are expected this year. We also project that we would file an NDA on this product next year. This merger puts Corgentech much closer to product commercialization and provides us with a diverse product portfolio of four products, including NF-KB Decoy for eczema. Additional details are available in the attached press release issued earlier this morning.

We will continue to keep both our South San Francisco facility and their Secaucus facility open. No one will be asked to move. The combined company’s headquarters will be in South San Francisco. The name of the combined company will be Corgentech. Dick and I will be CFO and CEO, respectively. Dr. Ron Burch, the current CEO of AlgoRx, has agreed to serve as VP for Development.

I am also pleased to announce the election of James Huang to the position of President. James, who has most recently served as senior vice president of business development and commercial operations, has been an excellent contributor of our management team and a strong leader since he joined Corgentech three years ago. James, who has successfully negotiated several transactions for the company including this merger agreement and our former worldwide partnership with Bristol-Myers Squibb, will have responsibility for commercial and other operations within the company as well as the responsibility for coordinating the integration of the two companies following the merger. James has extensive experience in marketing and product launches having launched multiple products during his career including the billion dollar product Avandia when he was at SmithKline Beecham.

This merger transaction must be reviewed by the SEC and will require stockholder approval. Given this clearance process, I don’t expect the merger to be final until late December or early January timeframe.

We will hold a company meeting this afternoon at 4pm for a more comprehensive update, and I will look forward to talking with you and answering any questions you might have at that time. Please be sure to block your calendars.

Thanks.

John

John P. McLaughlin

President & CEO

Corgentech Inc.

650 Gateway Boulevard

South San Francisco, CA 94080

T: 650-624-9600

F: 650-624-7540

www.corgentech.com